Filed by Computer Associates International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Sterling Software, Inc.
Commission File No. 333-30842


Contact:    Doug Robinson, Investor Relations       Bob Gordon, Public Relations
            (631) 342-2745                          (631) 342-2391
            dougr@ca.com                            bobg@ca.com


      DEPARTMENT OF JUSTICE CONCLUDES REVIEW OF COMPUTER ASSOCIATES TENDER
                    OFFER FOR STERLING SOFTWARE, INC. SHARES

ISLANDIA, N.Y., March 30, 2000--Computer Associates  International,  Inc. (NYSE:
CA) announced that the United States Department of Justice has closed its investigation and will terminate the "waiting period" under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, for CA's tender offer for shares of Sterling Software, Inc. (NYSE: SSW) effective immediately. The tender offer will close at midnight, New York City time, on Friday, March 31, 2000.

The final exchange ratio under the offer is 0.5634 shares of CA common stock for each share of common stock of Sterling.

Based on the latest count of tendered shares, approximately 64,861,559 shares of Sterling common stock have been tendered and not withdrawn pursuant to the tender offer.

The information agent for the offer is MacKenzie Partners, Inc. 156 Fifth Avenue, New York, N.Y. 10010, telephone: (800) 322-2885, facsimile: (212) 929-0308 or proxy@mackenziepartners.com.

Computer Associates International, Inc., the world's leading business software company, delivers the end-to-end infrastructure to enable eBusiness through innovative technology, services and education. CA has 18,000 employees worldwide and had revenue of $6.3 billion for the year ended December 31, 1999. For more information, visit www.ca.com.

Sterling Software is one of the world's leading software companies, providing software and services for the application development, business intelligence, information management, storage management, network management, Web management, VM systems management, and federal systems markets. Headquartered in Dallas, Sterling Software has a worldwide installed base of more than 20,000 customer sites and 3,800 employees in 90 offices worldwide. For more information on Sterling Software, visit the company's Web site at www.sterling.com.

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All trademarks, trade names, service marks and logos referenced herein belong to their respective companies.

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We urge investors and security holders to read the following regarding the tender offer, including amendments that may be made to them, because they contain important information:

- Computer Associates' preliminary prospectus, prospectus supplements, final prospectus and tender offer material.

- Computer Associates' Registration Statement on Form S-4 and Schedule TO, as amended, containing or incorporating by reference such documents and other information.

- Sterling Software's Solicitation/Recommendation Statement on Schedule 14D-9, as amended.

These documents and amendments to these documents have or will be filed with the United States Securities and Exchange Commission.

When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Computer Associates by directing your request to Investor Relations at www.ca.com/invest/questions or by fax at 631-342-6864, or from Sterling Software by directing your request to investor@sterling.com or by fax at (214) 981-1215.